FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

August 20, 2009	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

99.1	Interim Consolidated Financial Statements For The Six Months Ended June 30, 2009
99.2	Management’s Discussion and Analysis For The Six Months Ended June 30, 2009
99.3	Certification of Chief Executive Officer
99.4	Certification of Chief Financial Officer

EXHIBIT 99.1

Interim Consolidated Financial Statements

For The Six Months Ended

June 30, 2009

Notice of No Auditor Review of Interim Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

2

Exeter Resource Corporation
Consolidated Balance Sheets (Expressed in Thousands of Canadian Dollars)
(Unaudited – Prepared by Management)

		June 30, 2009	December 31, 2008
Assets

Current
Cash and cash equivalents		$34,402	$19,113
Amounts receivable and prepaid expenses		649	660
		35,051	19,773

Property and equipment		318	370
Mineral properties	(Note 4)	3,354	3,354
		$38,723	$23,497

Liabilities

Current
Accounts payable and accrued liabilities		$1,628	$2,545
Due to related parties	(Note 9)	57	278
		1,685	2,823

Shareholders’ Equity

Share capital	(Note 5)	115,610	89,356
Contributed surplus	(Note 8)	17,161	11,822
Deficit		(95,733)	(80,504)
		37,038	20,674
		$38,723	$23,497

Nature of Business and Continuing Operations (Note 1)

3

Exeter Resource Corporation
Consolidated Statements of Operations and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Per Share Data)
For the period ended June 30, 2009 (Unaudited – Prepared by Management)

		Three months ended		Six months ended
		June 30		June 30
		2009	2008	2009	2008
Income
Interest Income		$142	$259	$253	$338

Expenses
Accounting and audit		$34	$23	$72	$86
Administration salaries and consulting	(Note 6)	295	465	710	629
Amortization		19	17	41	31
Directors’ fees	(Note 6)	861	1,486	1,499	1,493
Foreign exchange loss / (gain)		(40)	31	4	19
Legal fees		56	54	104	72
Management fees	(Note 6)	338	1,132	2,309	1,448
Mineral property exploration expenditures	(Note 4)	5,257	5,575	9,843	10,510
Office and miscellaneous		75	103	162	188
Shareholder communications	(Note 6)	230	134	400	229
Stock exchange and transfer agent fees		35	94	103	223
Travel and promotion		93	244	235	403
		$7,253	$9,358	$15,482	$15,331
Net loss and comprehensive loss for the period		$7,111	$9,099	$15,229	$14,993

Deficit at beginning of period		$88,622	$57,755	$80,504	$51,861

Deficit at end of period		$95,733	$66,854	$95,733	$66,854

Basic & diluted loss per share		$(0.11)	$(0.19)	$(0.26)	$(0.30)
Weighted average number of common shares outstanding		62,436,756	46,960,004	58,357,756	44,114,383

4

Exeter Resource Corporation
Consolidated Statements of Cash Flow (Expressed in Thousands of Canadian Dollars)
For the period ended June 30, 2009 (Unaudited – Prepared by Management)
		Three months ended		Six months ended
		June 30		June 30
		2009	2008	2009	2008
Operating Activities
Net loss for the period		$(7,111)	$(9,099)	$(15,229)	$(14,993)
Adjustments
Amortization		26	33	59	56
Stock based compensation		1,510	3,099	4,558	3,329
		(5,575)	(5,967)	(10,612)	(11,608)

Changes in non-cash working capital items
Amounts receivables and prepaid expenses		59	37	11	(107)
Accounts payable and accrued liabilities		(470)	(979)	(917)	474
Due to related parties		(48)	149	(221)	118
		(6,034)	(6,760)	(11,739)	(11,123)

Financing Activities
Issue of share capital for cash	(Note 5)	122	1,463	29,345	36,528
Share issue costs		-	(43)	(2,310)	(2,673)
		122	1,420	27,035	33,855
Investing Activities
Acquisition of property and equipment		(5)	(87)	(7)	(138)
		(5)	(87)	(7)	(138)

Net (decrease) increase in cash and cash equivalents		(5,917)	(5,427)	15,289	22,594
Cash and cash equivalents, beginning of period		40,319	36,744	19,113	8,723

Cash and cash equivalents, end of period		$34,402	$31,317	$34,402	$31,317

5

Notes to the Interim Consolidated Financial Statements

Six Months ended June 30, 2009

(Expressed in Thousands of Canadian Dollars, Except Per Share Data)

(Unaudited – Prepared by Management)

1.	Nature of Business and Continuing Operations

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, is engaged in the acquisition and exploration of mineral properties located in Argentina and Chile.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

Certain prior period amounts in these interim consolidated financial statements have been reclassified to conform to the current year presentation.

2.	Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and, except as noted below, follow the same accounting policies and methods of their application as the Company’s consolidated financial statements for the year ended December 31, 2008, without all the note disclosures required for audited financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

3.	Changes in accounting policies and new accounting developments

a)	Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The Company adopted the new standard effective January 1, 2009 and there was no significant impact on the financial statements.

b)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This EIC provides guidance on the impact of equity and counterparty credit risk when determining the fair value of financial assets and liabilities including derivative instruments. The Company adopted this EIC effective January 1, 2009. The adoption of the EIC did not have a significant impact on the Company’s financial statements.

c)	Mining Exploration Costs

In March 2009, the CICA issued EIC 174 “Mining Exploration Costs”. This EIC provides guidance on accounting for and impairment of exploration costs. The Company adopted this EIC effective March 1, 2009. As the Company’s policy is to expense early stage exploration expenditures, application of this EIC does not have an impact on the financial statements.

6

Notes to the Interim Consolidated Financial Statements

Six Months ended June 30, 2009

(Expressed in Thousands of Canadian Dollars, Except Per Share Data)

(Unaudited – Prepared by Management)

4.	Mineral Properties - Deferred Acquisition and Exploration Costs
(a)	Deferred Acquisition Costs
Don Sixto and Other	$ 3,226
CVSA Properties	128
Balance as at June 30, 2009 and December 31, 2008	$ 3,354
(b)	Exploration Costs
	CVSA Properties	Chilean Properties	Don Sixto and Other	Six Months ended June 30
				2009	2008
Assays	$ 92	$ 230	$ 37	$ 359	$ 491
Consultants and ontractors	79	33	-	112	56
Drilling	749	2,335	-	3,084	3,631
Engineering	14	27	-	41	15
Environmental	96	86	10	192	45
Field camp	280	904	12	1,196	914
Geological *	286	634	10	930	1,408
IVA tax	381	761	36	1,178	1,234
Legal and title	40	116	28	184	191
Metallurgical *	34	134	-	168	30
Office operations	260	123	27	410	413
Resource development	220	85	-	305	37
Travel	266	228	3	497	805
Wages and benefits *	659	495	33	1,187	1,240
Exploration costs	$ 3,456	$ 6,191	$ 196	$ 9,843	$ 10,510
Cumulative exploration osts	$ 25,919	$ 17,821	$ 19,935	$ 63,675	$ 42,375

*Includes stock based compensation cost as reflected below

				Six Months ended June 30
	CVSA Properties	Chilean Properties	Don Sixto Project and Other	2009	2008
Geological	$ 65	$ 197	$ -	$ 262	$ 337
Metallurgical	-	14	-	14	-
Wages and benefits	105	54	8	167	49
Total	$ 170	$ 265	$ 8	$ 443	$ 386

7

Notes to the Interim Consolidated Financial Statements

Six Months ended June 30, 2009

(Expressed in Thousands of Canadian Dollars, Except Per Share Data)

(Unaudited – Prepared by Management)

5.	Share Capital

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	June 30, 2009		December 31, 2008
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	50,200,423	$89,356	41,226,487	$55,249
Issued during the period/year for:
Cash	12,307,400	29,345	8,832,275	36,620
Bonus Shares	-	-	141,661	502
Contributed surplus allocated	-	190	-	338
Share issue costs	-	(3,281)	-	(3,353)
Balance, end of period	62,507,823	$115,610	50,200,423	$89,356

In February 2009, the Company completed a bought deal equity financing in which it sold 12,075,000 shares at a price of $2.40 to raise gross proceeds of $29.0 million. The offering closed on February 26, 2009. As consideration to the underwriters, the Company paid the underwriters a cash fee in an amount equal to six and one half percent (6.5%) of the gross proceeds received by the Company from the offering and incurred other share issue costs of $426. The Company also issued to the underwriters 784,875 non-transferable warrants (“Agent’s Warrants”) constituting six and one-half percent (6.5%) of the aggregate number shares sold pursuant to the offering. Each Agent Warrant will be exercisable for a period of twelve (12) months at the offering price of $2.40. The fair value of the Agent’s Warrants calculated using the Black Scholes Model, of $971 has been allocated to contributed surplus and added to share issue costs.

In addition, during the six months ended June 30, 2009, the Company issued 232,400 shares pursuant to the exercise of options as follows: 20,000 at a price of $1.20 per share, 10,000 at a price of $1.41 per share, 183,000 at a price of $1.59 per share, 14,400 at a share price of $1.82 and 5,000 at a price of $2.01 per share for a total consideration of $365.

6.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was amended and approved by shareholders on May 26, 2009, may not exceed 12,488,684. Options granted under the Plan may have a maximum term of five years. Unless adjusted pursuant to TSX-V policies, the exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange (“TSX-V”)), or such other price as may be agreed to by the Company and accepted by the TSX-V. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the TSX-V.

8

Notes to the Interim Consolidated Financial Statements

Six Months ended June 30, 2009

(Expressed in Thousands of Canadian Dollars, Except Per Share Data)

(Unaudited – Prepared by Management)

6.	Stock Option Plan (Continued)

The following is a summary of the status of the Plan at June 30, 2009 and December 31, 2008:

	June 30, 2009		December 31, 2008
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Options outstanding, beginning of period/year	8,885,000	$2.50	7,223,275	$2.40
Forfeited/cancelled/expired	(3,716,000)	3.33	(220,000)	3.93
Granted	3,760,000	2.62	2,684,000	2.41
Exercised	(232,400)	1.57	(802,275)	1.07
Options outstanding, end of period/year	8,696,600	$2.20	8,885,000	$2.50

The following table summarizes information about the stock options outstanding at June 30, 2009.

Range of Prices ($)	Outstanding	Vested	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
1.01 - 2.00	4,076,600	3,551,600	2.94	$1.50
2.01 - 3.00	3,875,000	3,780,000	3.55	$2.74
3.01 - 4.00	745,000	745,000	3.38	$3.19
	8,696,600	8,076,600	3.25	$2.20

Stock-based Compensation

The fair values of options vested during the three months ended June 30, 2009 was estimated at the grant date, cliff vest date or measurement date (Shareholder approval date) using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected annual volatility	86.33%
Risk-free interest rate	1.23%
Expected life	3.5 years
Expected dividend yield	0.0%

Stock-based compensation recognized in the quarter, on the exercise of stock options, totalling $66 was allocated from contributed surplus. Total stock-based compensation for the quarter was $1,510.

9

Notes to the Interim Consolidated Financial Statements

Six Months ended June 30, 2009

(Expressed in Thousands of Canadian Dollars, Except Per Share Data)

(Unaudited – Prepared by Management)

6.	Stock Option Plan (Continued)

Stock based compensation has been allocated as follows:

	Three Months ended June 30		Six Months ended June 30
	2009	2008	2009	2008
Administration salaries and consulting	$ 189	$ 215	$ 418	$ 217
Management fees	221	1,020	2,140	1,239
Directors’ fees	855	1,478	1,486	1,478
Shareholder communications	48	-	72	9
Mineral property exploration expenditures	197	386	442	386
Total	$ 1,510	$ 3,099	$ 4,558	$ 3,329

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

7.	Warrants

At June 30, 2009 the Company had outstanding share purchase warrants exercisable to acquire 784,875 shares as follows:

Number	Exercise Price	Expiry Date
784,875	$2.40	February 26, 2010

At December 31, 2008 the Company had outstanding share purchase warrants exercisable to acquire 505,700 shares as follows:

Number	Exercise Price	Expiry Date
505,700	$4.50	March 26, 2009*

*expired unexercised

8.	Contributed Surplus

	June 30, 2009	December 31, 2008
Balance, beginning of year	$11,822	$7,234
Stock-based compensation	4,558	4,598
Agent’s Warrants	971	681
Bonus Shares	-	(353)
Contributed surplus allocated	(190)	(338)
Balance, end of period / year	$17,161	$11,822

10

Notes to the Interim Consolidated Financial Statements

Six Months ended June 30, 2009

(Expressed in Thousands of Canadian Dollars, Except Per Share Data)

(Unaudited – Prepared by Management)

9.	Related Party Transactions

Amounts due to related parties of $57 at June 30, 2009 (December 31, 2008 - $278) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.

During the six months ended June 30, 2009 a total of $582 (June 30, 2008 - $790) was paid or accrued for related party transactions as described below:

a)	Exploration and consulting fees totalling $180 (2008 - $180) were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

b)	Exploration fees of $122 (2008 - $110) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development.

c)	Management fees of $190 which included a bonus of $100 (2008 - $90) were paid to a corporation controlled by the Chairman of the Company.

d)	Management fees of $90 (2008 - $86) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

During the six months ended June 30, 2009 the Company received $20 (2008 - $Nil) for administrative support fees from a corporation with common directors.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

10.	Contractual Obligations

The Company leases offices in Vancouver, Argentina and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

	Payments Due by Period
	Total	2009	2010-2011
Office leases	$261	$131	$130
Property access agreements	76	76	-
Total	$337	$207	$130

In addition, the Company has agreed to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75.

11

Notes to the Interim Consolidated Financial Statements

Six Months ended June 30, 2009

(Expressed in Thousands of Canadian Dollars, Except Per Share Data)

(Unaudited – Prepared by Management)

11.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. Following is a summary of assets and liabilities by geographical segment:

June 30, 2009	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 33,628	$ 534	$ 240	$ 34,402
Amounts receivable and prepaid expenses	419	99	131	649
Property and equipment	83	64	171	318
Mineral properties	-	3,354	-	3,354
	34,130	4,051	542	38,723
Current Liabilities	(670)	(856)	(159)	(1,685)
	$ 33,460	$ 3,195	$ 383	$ 37,038

Net loss - 3 months ended June 30, 2009	$ 1,822	$ 2,569	$ 2,720	$ 7,111
Net loss - 6 months ended June 30, 2009	$ 5,323	$ 3,735	$ 6,171	$ 15,229
December 31, 2008	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 18,314	$ 414	$ 385	$ 19,113
Amounts receivable and prepaid expenses	225	54	381	660
Property and equipment	91	86	193	370
Mineral properties	-	3,354	-	3,354
	18,630	3,908	959	23,497
Current Liabilities	(823)	(1,532)	(468)	(2,823)
	$ 17,807	$ 2,376	$ 491	$ 20,674
Net loss - 3 month ended June 30, 2008	$ 2,513	$ 3,892	$ 1,694	$ 9,099
Net loss - 6 month ended June 30, 2008	$ 4,435	$ 6,454	$ 4,104	$ 14,993

12

EXHIBIT 99.2

Management’s Discussion and Analysis

For The Six Months Ended

June 30, 2009

Management’s Discussion and Analysis

August 10, 2009

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as of June 30, 2009, unless otherwise stated; (iii) all references to monetary amounts are to Canadian dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US dollars.

Forward Looking Statements

This management discussion and analysis (“MD&A”) contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended, including the Company’s belief as to the timing of its drilling and exploration programs and exploration results. These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur. While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include those set out under “Risks” below. Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that use certain terms, such as “inferred mineral resource”, that are proven or probable reserves within the meaning of SEC Industry Guide 7. Under SEC Industry Guide 7 a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the environmental analysis or report must be filed with the appropriate governmental authority. U.S. investors are urged to consider closely the disclosure contained in our annual report on Form 40-F. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Report on Operations

Second Quarter 2009

During the second quarter of 2009, the Company released a National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant resources estimate for its Cerro Moro Project in Santa Cruz, Argentina. The inferred mineral resource estimate totals 646,000 ounces gold equivalent*, at a grade of 18 grams per tonne (“g/t”) gold equivalent* (0.52 ounces per ton). Of the 646,000 ounces gold equivalent*, 518,000 ounces gold equivalent ounces are at a grade of 34 g/t gold equivalent (0.99 ounces per ton) (See Cerro Moro and CVSA Properties – Patagonia and news release dated July 8 2009 for further detail).

Drilling on the Cerro Moro property recommenced in April and continued through the second quarter. The current drilling program comprises in-fill drilling in an effort to move some of the ounces from the inferred into the indicated category as well as to find additional resources on the property. It is expected that an updated resource estimate should be completed by the first quarter of 2010.

Drilling at the Company’s Caspiche project in Chile was suspended in May due to the onset of the South American winter and should resume again during the third quarter of 2009. Work continued during the second quarter to update the NI 43-101 compliant resource estimate for the project. The updated NI 43-101, which will include all drill results from the 2009 portion of the latest drill campaign is expected to be finalized and released in the third quarter of 2009.

First Quarter 2009

Despite the ongoing global economic crisis, the Company completed an equity capital raising of $29.0 million through the issuance of 12,075,000 common shares issued at a price of $2.40 per share. The Company paid the underwriters a six and one-half percent (6.5%) cash commission and issued 784,875 brokers warrants, each exercisable to acquire one common share at $2.40 until February 26, 2010.

The Company released its initial NI 43-101 compliant resources estimate for its Caspiche project in March 2009. The initial NI 43-101 resources estimate of 8.7 million ounces of gold and 2.1 billion pounds of copper was based on drilling completed to the end of December 2008 (see Caspiche Project for further detail). Drilling subsequent to December 2008 and to the end of the current drilling season, completed in May, will be included in a further NI 43-101 resources estimate expected to be released in the third quarter of 2009.

In early March 2009, the Company entered into a strategic agreement with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), the provincial mining company in Santa Cruz Province Argentina. This strategic alliance represents a significant step forward for the future exploration of the Cerro Moro project as current data suggests that the high grade Escondida vein system appears to continue onto the Fomicruz tenements that are covered in the agreement.

Map of Southern South America focusing on Exeter’s projects in both Argentina and Chile:

Summary of Projects
Rights Acquired	Properties	Land Area (sq. km)	Paid to June 30, 2009	Future Commitments
100% Owned	Cerro Moro ** -17 tenements	327	* US$100,000	- 2% NSR to CVSA
100% Owned	Santa Cruz Regional -17 tenements	1,542	Nil	Nil
Option for 100%	CVSA Properties Santa Cruz, Chubut - 16 tenements	300	US$100,000 * includes acquisition of these properties	- 2% NSR
Option for 100%	Northern Chile Maricunga Property (Caspiche) -10 tenements	14	Nil	- expenditures totalling US$2.5 million to January 31, 2011 (incurred) including 15,500 metres of drilling (completed January 2009) - 3.0 % NSR
100% Owned	Northern Chile Maricunga Property -10 tenements	19	Nil	Nil
Data	Southern Chile - 12 tenements	33	Nil	Nil
Option for 100%	Don Sixto (La Cabeza) - 7 tenements	82	4,100,000 shares plus US$125,000	- cash payments totalling US$400,000 to Dec. 15, 2016 *** - 3.5% NSR
Option for 100%	Don Sixto Regional - 7 tenements	81	US$25,000	- annual payments of US$25,000 for six years *** - 3 annual payments of US$200,000 for 100% ***
100% Owned	Don Sixto Regional - 4 tenements	235	Nil	Nil
Option for 100%	MRP Properties Agua Nueva (Don Sixto), Rosarita South, La Ramada - 13 tenements	300	$70,050	- cash payments totalling $370,000 to October 1, 2015 *** - 2% NSR
Option for 100%	Estelar Properties Rosarita, Quispe and El Salado - 5 tenements	68	1,000,000 shares	- 2% NSR

** On March 3, 2009, the Company announced that it had signed a definitive agreement with Fomicruz. The details of this agreement can be found in the Cerro Moro section of this MD&A.

*** Exploration activities have been suspended due to the anti-mining legislation and annual payments have been deferred until such time as the legislation is amended.

The Company has three principal projects – the Caspiche project in the Maricunga region of Northern Chile, the Cerro Moro project in Patagonia, Argentina, and the Don Sixto project in Mendoza Province, Argentina. A brief summary of the Company’s principal projects appear below.

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) with respect to seven properties in the Maricunga region of Chile. The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American which has occurred. Exeter has satisfied its obligations under the agreement to date and spent more than its required minimum expenditures of US$2.5 million, including completing more than 15,500 metres (“m”) of required drilling which will allow it to exercise its option to acquire a 100% interest in the properties at any time before the end of the agreement term. Anglo American will retain a 3% net smelter returns royalty (“NSR”) from production from the property and Anglo American has the right to buy the property back if it is not put into production within 10 years from the date that the Company exercises its option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a Chilean company.

All hard copy data received from Anglo American was digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data acquired for Caspiche has been reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in early reversion of five of the seven properties to Anglo American and allowed Exeter to focus on the two most favourable properties, jointly referred to as the Caspiche project. Previously, exploration by Newcrest Mining led to the discovery and subsequent drilling of the upper levels of a copper-gold porphyry system at Caspiche.

The Caspiche project is located in a prolific region of gold porphyry deposits, 15 kilometres (“km”) (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

On March 24, 2009, the Company released its initial NI 43-101 compliant resources estimate for the Caspiche project. The table below reflects the initial resources estimate at Caspiche using drill hole data to the end of 2008.

Caspiche interim mineral resource estimate 2008/09 season

Material	Category	Volume	Density	Tonnes	Gold	Gold	Copper	Copper
		(Mm3)	(g/cm3)	(Mt)	(g/t)	(Moz)	(%)	(Mlb)
Oxide	Inferred	30.8	2.4	74	0.55	1.30
Sulphide	Inferred	152.1	2.47	375.9	0.61	7.43	0.25	2,090.60
TOTAL GOLD	Inferred	182.9	2.46	449.9	0.60	8.73

The Company received an independent technical report, with an effective date of March 27, 2009, compliant with NI 43-101, for the Caspiche project prepared by Todd Wakefield, M.AusIMM and Rodrigo Alves Marinho, CPG-AIPG, both independent and Qualified Persons (“QPs”) under NI 43-101. The report is available for viewing on SEDAR at www.sedar.com.

ARGENTINA

Cerro Moro and CVSA Properties – Patagonia

Acquisition terms

In January 2004, the Company announced that it had secured an option from Cerro Vanguardia Sociedad Anomina (“CVSA”) to acquire all of CVSA’s exploration projects (the “CVSA Properties”) which are divided into four project areas (“Projects”), except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz. The four Projects comprise Cerro Moro, other Santa Cruz properties, Chubut properties, and the Rio Negro properties.

Under the option agreement, Exeter paid CVSA US$100,000 for the right to earn a 100% interest in the CVSA Properties. In order to earn its interest in the CVSA Properties, Exeter must spend US$3.0 million within five years, including completing 8,000 m of drilling. CVSA also has a back in right to a 60% interest in a Project following the completion of 10,000 m of drilling on that Project, by paying Exeter 2.5 times its expenditures on that project and by paying for all the project costs to the completion of a bankable feasibility study. CVSA can increase its interest in a project to 70%, by financing Exeter’s share of mine development costs, at industry standard terms. Should CVSA elect not to back into a project, its interest will revert to a 2% NSR in that Project.

At the end of 2006, Exeter had met the obligation to incur total aggregate expenditures of US$3.0 million and had completed 12,000 m of drilling, and in early 2007 notified CVSA that it was exercising the option to acquire the CVSA Properties subject to their back-in right. On August 2, 2007, Exeter notified CVSA that it had completed 10,000 m of drilling at Cerro Moro and provided them with a report containing exploration results in early September. In October 2007, CVSA advised the Company that it had elected not to exercise the back-in right and its interest reverted to a 2% NSR on the Cerro Moro project.

On March 3, 2009, the Company announced that it had entered into a definitive agreement with Fomicruz (the “Fomicruz Agreement”). The Fomicruz Agreement sets out the key terms for Fomicruz’s participation in the potential future development of Exeter’s 100 percent owned Cerro Moro project in Santa Cruz, and provides access to Fomicruz’s significant landholding adjacent to Cerro Moro. The details of the Fomicruz Agreement are as follows:

(i)	Fomicruz will acquire a 5 percent interest in the Company’s 173 square kilometre (“sq km”) Cerro Moro project;
(ii)

The Company will have the right to earn up to an 80 percent interest in 691 sq km of Fomicruz’s exploration properties adjoining the Cerro Moro project by incurring US$10 million in exploration expenditures over a number of years;

(iii)

The Company will finance all exploration and development costs of the Cerro Moro project, and on the Fomicruz properties, and Fomicruz will repay an agreed amount of those costs from 50 percent of its share of net revenue from future operations; and

(iv)	The Company will manage the exploration and potential future development on the properties.

On July 8, 2009, the Company released a National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant resources estimate for its Cerro Moro Project in Santa Cruz, Argentina. The inferred mineral resource estimate totals 646,000 ounces gold equivalent*, at a grade of 18 grams per tonne (“g/t”) gold equivalent* (0.52 ounces per ton).

Inferred Mineral Resource for Escondida, Esperanza and Gabriela. These figures are based on the Escondida zone lower grade option (2 g/t gold cut-off grade) and the Esperanza / Gabriela zones utilising a 150 g/t silver cut-off.

Zone	Metric tons	Gold (g/t)	Silver (g/t)	Gold Equivalent Grade* (g/t)	Gold (ounces)	Silver (ounces)	Gold Equivalent Ounces*
Esperanza/ Gabriela	617,000	2.4	285	6	47,000	5,647,000	127,000
Escondida	481,000	21.0	878	34	324,000	13,579,000	518,000
Total	1,098,000	10.5	545	18	371,000	19,227,000	646,000

Inferred Mineral Resource for Escondida based on the high grade option (4 g/t gold cut-off grade).

Zone	Metric tons	Gold (g/t)	Silver (g/t)	Gold Equivalent Grade* (g/t)	Gold (ounces)	Silver (ounces)	Gold Equivalent Ounces*
Escondida	353,000	26.1	1,080	42	297,000	12,260,000	472,000

Total	353,000	26.1	1,080	42	297,000	12,260,000	472,000

*Gold equivalent grade is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery.

See news release dated July 8, 2009 for further detail.

Property Description

The CVSA Properties are grouped into the three main project areas, of which Cerro Moro, now 100% owned by the Company subject to a 2% NSR, was the most advanced at the time of acquisition.

A number of the properties considered to be low priority targets were returned to CVSA in 2005 and in 2006. Additional properties have been acquired around projects considered to have good potential for discoveries. Following the acquisition of Cerro Moro by the Company in October 2007, a total of 18 tenements covering 582 sq km in three provinces remain subject to the agreement. Prospecting and geochemical surveys have been conducted on many of the Santa Cruz, and Chubut properties. Given the favourable mining regime in Santa Cruz, the Company intends to focus its attention on Cerro Moro and when market conditions improve, conduct further work on the Cerro Puntudo and Verde projects, all situated in Santa Cruz Province. Other properties in Santa Cruz Province covered by the agreement include the Calandria and Azul properties.

On February 11, 2009, the Company filed a technical report compliant with NI 43-101 for the Cerro Moro project prepared by Matt Williams, Exeter’s Exploration Manager, and Jerry Perkins, Exeter’s Vice President Development and Operations, both QPs under NI 43-101. The report can be viewed on SEDAR at www.sedar.com.

Don Sixto (La Cabeza) – Mendoza

Exeter ceased exploration at Don Sixto following the Mendoza Provincial Government’s anti-mining legislation enacted in June 2007. The legislation banning the use of certain chemicals traditionally used in the mining process effectively precludes the development of mining projects in Mendoza Province. The Company deferred all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3.2 million. The Company continues to work with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and to the Province. In the interim the Company has continued to update certain engineering and environmental studies at Don Sixto.

On February 20, 2008, the Company re-filed a NI 43-101 compliant technical report for the Don Sixto Project prepared by Arnold van der Heyden, B.Sc. Geo., an independent QP under NI 43-101. The report can be viewed on SEDAR at www.sedar.com.

Purchase of Surface Rights

The Company purchased the 8,000 hectare property overlying the proposed Don Sixto development site in late 2005 for US$78,000. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to reacquire the property upon completion of mining activities.

Results from Operations

The Company began 2009 with 50,200,423 common shares outstanding and ended the six month period ending June 30, 2009 with 62,507,823 common shares outstanding. During the second quarter of 2009, the Company received net proceeds of $0.1 million and issued 74,400 common shares upon the exercise of options. Shares issued and proceeds received during the six months ended June 30, 2009 are summarized below:

	Options Exercised	Share Placement Financing	Share Placement Issue Costs	Total
Shares issued	232,400	12,075,000	-	12,307,400
Proceeds ($000’s)	$365	$28,980	($2,310)*	$27,036
*excludes non cash issue costs of $971

As at August 10, 2009, the Company had 62,507,823 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s interim consolidated financial statements for the second quarter ended June 30, 2009 (the “Interim Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles and practices. The following selected financial information is taken from the Interim Financial Statements and the Company’s audited consolidated financial statements for the year ended December 31, 2008 and should be read in conjunction with those statements.

Second Quarter Ended June 30, 2009

The Company ended the second quarter with a treasury of $34.4 million. The equity financing completed in the first quarter 2009 added $26.7 million to its cash resources. The Company spent approximately $5.2 million in exploration costs in the second quarter of 2009, split mainly between its two projects, Caspiche and Cerro Moro. Caspiche drilling was suspended in May due to the onset of winter, however costs continued to be incurred throughout the quarter to analyze the results and to conduct additional studies. Exploration activities on its Cerro Moro project continued in the second quarter as the Company commenced in-fill drilling intended to better define the Escondida vein system. Stock based compensation expense of $1.5 million in the second quarter was high primarily due to the granting of options and recognizing the expense associated with the repricing of certain stock options previously granted to directors, officers, employees and consultants.

Second Quarter Ended June 30, 2009 compared to the First Quarter Ended March 31, 2009

The second quarter loss of $7.1 million represents a decrease of about $1.0 million when compared to the $8.1 million loss incurred in the first quarter 2009. This decrease is primarily driven by stock based compensation which was about $1.6 million less in the second quarter. Mineral property expenditures were about $0.6 million less in the first quarter when compared to that of the second quarter as drilling and assaying work was conducted on both of its Cerro Moro and Caspiche properties throughout the quarter while in the first quarter drilling was only conducted on the Caspiche property.

Second Quarter 2009 Compared to Second Quarter 2008

In response to the ongoing economic downturn, the Company reviewed all its budgets and since the second quarter of 2008, most expenses, other than mineral exploration expenditures have been reduced. One major difference in expenses is stock based compensation. In the second quarter 2008, the company had an expense of $3.1 million for stock based compensation which is about $1.6 million higher than the second quarter of 2009. This higher expense recognized last year is primarily the result of a large number of stock based awards granted in 2007 and early 2008 being approved at the Company’s AGM and the expense recognized in 2008.

In the first quarters of both 2009 and 2008, the Company completed equity financings in which it raised $29.0 million and $35.0 million, respectively. Although cash and cash equivalents at June 30, 2009 of $34.4 million were higher than the $31.3 million at June 30, 2008, interest income declined due to lower interest rates being paid on cash deposits in 2009.

The following is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements:

	($000’s, except share data)
Three month period ended June 30,	2009	2008
Interest income	$142	$259
Mineral property exploration costs [1]	$5,060	$5,189
Stock-based compensation [2]	$1,510	$3,099
Loss	$7,111	$9,099
Basic and diluted loss per common share	$0.11	$0.19

1) excludes stock-based compensation cost allocated of $196,944 (2008: $386,136).

2) stock-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ fees, mineral property exploration costs and shareholder communications.

($000’s)

As at	June 30, 2009	December 31, 2008
Working capital	$33,366	$16,950
Total assets	$38,723	$23,497
Total liabilities	$1,685	$2,823
Share capital	$115,610	$89,356
Deficit	$(95,733)	$(80,504)

The following selected financial information is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements:

Comparison to Prior Quarterly Periods

	($000’s, except for share data)
	2009		2008				2007
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Interest	142	111	157	211	259	79	106	115
Net loss and comprehensive loss, excluding stock-based compensation	5,601	5,070	6,124	6,258	6,000	5,664	3,867	2,670
Administration expenditures*	723	796	783	796	1,039	821	992	475
Mineral property exploration costs, excluding stock-based compensation	5,060	4,341	5,500	5,644	5,189	4,935	3,126	2,284
Stock-based compensation	1,510	3,048	806	463	3,099	230	437	163
Basic and diluted loss per common share	$0.11	$0.15	$0.15	$0.14	$0.19	$0.14	$0.10	$0.07

*Administration expenditures are calculated by removing interest, stock-based compensation, exploration costs, and the effect of the conversion of foreign currencies from the net loss.

Interest income was higher when compared to the first quarter 2009, as cash obtained through the equity financing completed in February 2009 increased its ability to earn more interest with higher cash balances. However, the interest earned in the second quarter 2009 is lower than that earned in 2008 as interest rates fell to very low levels in the fourth quarter 2008 as a result of the economic downturn. The funds raised in February 2009 continue to be used to fund its drilling and exploration programs at Caspiche and Cerro Moro and for administrative expenditures.

Net loss and comprehensive loss per quarter, excluding stock-based compensation, was lower in the first two quarters of 2009 than in the last three quarters of fiscal year 2008 as the Company significantly reduced spending as a result of the downturn in the economy to preserve cash balances and focus on its high priority projects. Exploration expenditures at is high priority projects, Caspiche and Cerro Moro, have remained elevated and fairly consistent for the last six quarters.

Stock-based compensation remained high in the second quarter as additional options were granted and some previously existing options were repriced, similar to that of the first quarter 2009, after obtaining shareholder approval at the Company’s Annual General Meeting on May 26, 2009. Stock-based compensation has fluctuated quarter by quarter for a number of reasons. Stock based compensation expense of approximately $3.1 million in the second quarter of 2008 resulted from the vesting of options granted late in 2007 and early 2008 following approval at the Company’s 2008 Annual General Meeting in May 2008. Compensation expense later in 2008 was affected by increased volatility and lower share prices. During highly volatile times, for example the current ongoing credit crisis, share prices fluctuate frequently and dramatically, which increases volatility, a component of the Black-Scholes pricing model.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at June 30, 2009 totalled $34.4 million compared to $19.1 million at December 31, 2008 an increase of about $15.3 million which is the result of the Company completing a $29.0 million equity financing in February 2009 (see below for more details on this equity financing). The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. While the Company has successfully raised funds through past capital financings, the global credit crisis has resulted in a shortage of risk capital available to the junior resource industry. In response to the ongoing credit crisis, management reviewed all budgets and eliminated costs associated to non-priority projects and grass-roots stage initiatives. As a result of the cost saving initiatives implemented by the Company, staff and administration requirements were reduced resulting in significant staff reductions in 2008. The large retrenchment of staff in the fourth quarter of 2008 is expected to reduce operational costs, especially in South America in future quarters.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained. The future availability of funding will affect the planned activity levels at the Caspiche and Cerro Moro projects and expenditures will be adjusted to match available funding.

In March 2009 the Company completed a bought deal equity financing in which it sold 12,075,000 shares (including an overallotment option of 15%) at a price of $2.40 per share to raise gross proceeds of $29.0 million. The offering closed on February 26, 2009. As consideration to the underwriters, the Company paid the underwriters a cash fee in an amount equal to six and one half percent (6.5%) of the gross proceeds received by the Company from the offering. The Company also issued to the underwriters 784,875 non-transferable warrants (the “Agent’s Warrants”) constituting six and one-half percent (6.5%) of the aggregate number of shares sold pursuant to the offering. Each Agent Warrant will be exercisable for a period of twelve (12) months at the offering price of $2.40.

The Company intends to continue using the net proceeds of the offering for exploration and development of the Company’s properties in Argentina and Chile, with specific focus on Caspiche and Cerro Moro, and for general corporate purposes.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Argentina and Chile as required to meet current expenditures.

The Company operates in a number of countries, including Canada, Argentina and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. However, the Company does not typically hold large cash balances in Argentina and Chile and tries to reduce the effects of foreign exchange risk by sending amounts to its foreign operations when such funds are required to meet expenditures.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, US Dollars, Australian Dollars, Argentine Pesos and Chilean Pesos) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at June 30, 2009:

	Argentine Pesos (in thousands)	Chilean Pesos (in thousands)	US Dollars (in thousands)	Australian Dollars (in thousands)
Cash and cash equivalents	1,756	110,020	794	-
Amounts receivable	410	59,782	-	-
Accounts payable and accrued liabilities	(2,660)	(72,933)	-	395
Net balance	(494)	96,869	794	395
Equivalent in Canadian Dollars	(150)	212	922	370
Rate to convert to $1.00 CDN	0.3040	0.002187	1.1621	0.9363

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to significant interest rate risk because of their short-term maturity.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by carefully monitoring all expenditures, by periodically raising equity funding and by closely controlling available cash and cash equivalent balances.

Contractual Obligations

The Company leases offices in Vancouver, Argentina and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.

Commitments, mainly for rental of office and operating facilities, and access agreements are as follows:

		Payments Due by Year ($000’s)
	Total	2009	2010 – 2011
Office leases	$ 261	$ 131	$ 130
Property access agreements	76	76	-
Total	$ 337	$ 207	$ 130

In addition, the Company has agreed to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75,000.

Related Party Transactions

Amounts due to related parties of $57,185 at June 30, 2009 (December 31, 2008: $278,301) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.

During the six months ended June 30, 2009 a total of $582,398 (June 30, 2008: $790,362) was paid to or accrued for related party transactions as described below.

a)	Exploration and consulting fees totalling $180,000 (2008: $180,000) were paid or accrued to Rowen Company Ltd (“Rowen”). The Company’s President and CEO, Mr. Roxburgh, is a principal of Rowen.

The Company has entered into a 2 year agreement with Rowen for the provision of Mr. Roxburgh’s services.

b)

Exploration fees of $122,398 (2008: $110,200) were paid or accrued to J. Perkins and Associates Pty Ltd., a corporation controlled by Mr. Perkins, the Company’s Vice-President, Exploration and Development.

c)

Management fees of $190,000 which includes a bonus of $100,000 (2008: $90,000) were paid or accrued to Canaust Resource Consultants Ltd (“Canaust”) a corporation controlled by Mr. Simpson, the Chairman of the Company. The Company has entered into a 2 year agreement with Canaust for the provision of Mr. Simpson’s services.

d)

Management fees of $90,000 (2008: $86,250) were paid or accrued to 667060 BC Ltd (“667060”), a corporation controlled by Mr. Bond, the Chief Financial Officer of the Company. The Company entered into a 2 year agreement with 667060 for the provision of Mr. Bond’s services.

During the six months ended June 30, 2009 the Company received $20,000 (2008 $Nil) for administrative support fees from a corporation with common directors.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

Outlook

For the remainder of 2009, the Company plans to continue its exploration and drilling programs at Cerro Moro in Santa Cruz, Argentina and in the third quarter, and South American spring season, resume drilling at its Caspiche project in the Maricunga region, Chile. The Company continues to monitor its spending and will amend its plans and budgets based on exploration results and expectations of being able to raise financing as and when required. Following the equity financing completed in February 2009, the Company is well positioned to continue to advance both Caspiche and Cerro Moro. The Company plans to release an updated NI 43-101 compliant resources estimate on Caspiche in the third quarter of 2009 and an updated NI 43-101 resources estimate for Cerro Moro in the first quarter of 2010.

The Company is continuing its constitutional challenge in Mendoza province to have the anti-mining legislation amended. In addition, the Company continues working with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and the Province.

Except for limited expenditures on some of the other CVSA Properties, exploration campaigns have been postponed on the Company’s non-primary properties, which are either at the grass-roots level or are still considered to be under-explored, while it focuses on advancing Caspiche and Cerro Moro. Future exploration on these properties is, however, contingent on a more favourable long term economic outlook and the ability to engage additional qualified geologists and personnel.

Proposed Transactions

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it may be required to make cash payments and complete work expenditure commitments under those agreements.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in its audited consolidated annual financial statements for the year ended December 31, 2008; however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)

mineral property costs – the Company regularly reviews the carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgement where the Company does not have any proven or probable reserves that would enable an estimate of future cash flows to be compared to the carrying values. Factors considered in the assessment of impairment include, but are not limited to, whether there has been a significant decrease in market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has funds to be able to maintain its interest in the mineral property; and

(ii)

stock-based compensation – the Company provides additional compensation benefits to its employees, directors, officers and consultants through a stock-based compensation plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the stock. The Company utilizes historical data to estimate the expected option term for input into the valuation model. The risk-free rate for the expected term of the applicable option is based on the Government of Canada yield curve in effect at the time of the grant.

Actual results may differ materially from those estimates based on these assumptions.

Changes in Accounting Policies and New Accounting Developments

Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”. The new Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The Company adopted the new standard effective January 1, 2009 and there was no significant impact on the financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This EIC provides guidance on the impact of equity and counterparty credit risk when determining the fair value of financial assets and liabilities including derivative instruments. The Company adopted this EIC effective January 1, 2009. The adoption of the EIC did not have a significant impact on the Company’s financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC 174 “Mining Exploration Costs”. This EIC provides guidance on accounting for and impairment of exploration costs. The Company adopted this EIC effective March 1, 2009. As the Company’s policy is to expense early stage exploration expenditures, application of this EIC does not have an impact on the financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. IFRS is applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.

Management has put together a plan to initiate the early stages of the IFRS transition process in 2009. The first stage is for management and the accounting department to be introduced to IFRS. Thus far, activities in the introduction stage have included participation in IFRS workshops run by various experts including large accounting and auditing firms. The Company has also purchased an IFRS handbook and transition textbooks. This early initiative also includes identifying potential third party IFRS consultants to aid in the process. Currently, a number of IFRS transition companies and service providers are offering programs to aid companies, similar to Exeter, in the transition to IFRS, and management is in the process of reviewing a number of potential providers and their associated costs. These consultants have programs that are all encompassing and would provide management with project management advice on such key topics as general IFRS accounting policy differences, information technology requirements, disclosure and internal control differences.

Management’s Responsibility for the Financial Statements

The audit committee is responsible for reviewing the contents of this document along with the interim quarterly financial statements to ensure the reliability and timeliness of the Company’s disclosure while providing another level of review for accuracy and oversight.

There have been no changes in the Company’s disclosure controls and procedures during the three months ended June 30, 2009.

Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls and procedures over financial reporting during the three months ended June 30, 2009.

Risks

The Company relies on equity financings to fund its activities. While it has been successful in the past, the global credit crisis has resulted in a shortage of risk capital in recent months and there is no guarantee that the Company will be successful in raising funds through these means in the future.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company’s exploration activities in Argentina and Chile are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company to obtain permits from various governmental agencies.

During the second quarter 2007, Exeter ceased all exploration activities at the Don Sixto Project following the anti-mining legislation which was passed by the Mendoza Provincial Government. The legislation, introduced in June 2007, effectively precludes the development of some mining projects in Mendoza Province, as certain chemicals traditionally used in the mining process were banned. The Company has filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3.2 million.

The exploration and development of mineral deposits involve significant risks which careful evaluation, experience and knowledge may not, in some cases, fully mitigate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals and its properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Although the Company can conduct exploration on most of its properties year-round, exploration on some of its Patagonia properties and properties at higher altitude in Chile and Argentina is difficult during the winter months of May to October.

Risk factors are more fully described in the Company’s Annual Information Form attached as an exhibit to the Annual Report on Form 40-F for the year ended December 31, 2008, and subsequent filings with the SEC. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml

Additional Information

Additional information regarding Exeter, including Exeter’s Annual Information Form for the year ended December 31, 2008, is available on SEDAR at www.sedar.com.

EXHIBIT 99.3

Form 52-109F2

Certification of Interim Filings

I, Bryce Roxburgh, Chief Executive Officer of Exeter Resource Corporation, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Exeter Resource Corporation (the “issuer”) for the interim period ended June 30, 2009.

2.

No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO.

5.2	N/A

5.3	N/A

6.

Reporting changes in ICFR:  The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 10, 2009

“Bryce Roxburgh”

_______________________

Bryce Roxburgh

Chief Executive Officer

2

EXHIBIT 99.4

Form 52-109F2

Certification of Interim Filings

I, Cecil Bond, Chief Financial Officer of Exeter Resource Corporation, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Exeter Resource Corporation (the “issuer”) for the interim period ended June 30, 2009.

2.

No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO.

5.2	N/A

5.3	N/A

6.

Reporting changes in ICFR:  The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 10, 2009

“Cecil Bond”

_______________________

Cecil Bond

Chief Financial Officer

2